Recon
www.recon.cn



# Recon Technology, Ltd.

NASDAQ: RCON

**Investor Presentation**

December 2019

# Disclaimer

This presentation incorporates information containing forward-looking statements. All statements contained herein other than statements of historical fact, including statements regarding our future results of operations and financial position, our business strategy and plans, and our objectives for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” and similar expressions are intended to identify forward looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in the “Risk Factors” section of the prospectus. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward looking statements.

# Equity Snapshot


NASDAQ
WELCOMES
AUGUST 25, 2009
Recon

| | | | |
|---|---|---|---|
| Ticker | RCON<br>NASDAQ Capital Market | Market Cap | $18.21M<br>(as of Dec. 5, 2019) |
| Industry | Oil & Gas<br>**Equipment & Services** | Revenue | $14.91M<br>(as of June 30, 2019) |
| Stock Price | $0.79<br>(as of Dec. 5, 2019) | Share Outstanding | 23.05M<br>(as of Dec. 5, 2019) |

# Company Overview



## Recon Technology, Ltd.

(NASDAQ:**RCON**)

- An independent solutions integrator in the **oilfield services** and environmental protection, electric power and coal chemical industries.
- Headquarter in Beijing, Recon is China's first listed **non-state-owned** oil and gas field service company on NASDAQ.

# Independent Oilfield Services Solutions Integrator

## Our goal:

Improve Oilfields' Efficiency and Profitability

Reduce extraction costs

Enhance recovery from extraction activities

## Our Business:

- Oil and Gas Production Improvement Technique
- Equipment for Oil and Gas Production and Transport
- Automation System and Service
- Wastewater Treatment Products and Services
- Future Gas Station

# Leading Developer and Marketer of Automated Oilfield

## Oil and Gas Production Improvement Technique

- Sand Prevention in Oil and Water Well
- Water Locating and Plugging Technique
- Fracture Acidizing





## Equipment for Oil and Gas Production and Transport

- High-Efficiency Heating Furnaces
- Burner

# Technique Service for “Digital Oilfield” Transformation





## Automation System and Service

- Pumping Unit Controller
- RTU Sectors
- Wireless Dynamometer and Wireless Pressure Gauge
- Electric Multi-Way Valve
- Natural Gas Flow Computer System
- SCADA System


Recon
RTU3020

# Oilfield Environment Protection

## Wastewater Treatment Products and Services

- Oilfield Sewage Treatment
- Oily Sludge Disposal
- Related Chemicals and On-site Services





# Gas Station Digitalization Solution


DT

**Future Gas Station**

- DT Refuel APP
- DTFace - User Portrait System
- Smart Coupons Distribute System
- DT3S – Comprehensive Visualization Platform
- Employee Incentive Platform

# Experienced Management Team



## Mr. Shenping Yin

**Founder, Chairman and CEO**

18 years of experience in the automation industry



## Mr. Guangqiang Chen

**Founder, Chief Technology Officer**

30 years of experience in the oil & gas industry



## Ms. Jia Liu

**Chief Financial Officer**

AICPA, 9 years of financial management experience


OCCUPATIONAL HEALTH SAFETY MANAGEMENT SYSTEM CERTIFICATE OF CONFORMITY


OCCUPATIONAL HEALTH AND SAFETY MANAGEMENT SYSTEM CERTIFICATE
ENVIRONMENTAL MANAGEMENT SYSTEM CERTIFICATE


Certificate

# Key Milestones

- **2007** — Recon Technology Inc. incorporates under the laws of the Cayman Islands
- **2009** — Recon holds IPO and begins trading on NASDAQ
- **2015** — China formally begins implementing updated Environmental Protection Law
- **2016** — Recon receives patent for Oilfield Wastewater Treatment Device
- **2017** — Oilfield waste treatment plant construction begins in Yumen, Gansu Province
- **2018** — Recon enters Future Gas Station Joint Venture

# Financial Result



Revenue
($ million)
16.00
14.00
12.00
10.00
8.00
6.00
4.00
2.00
0.00
8.86
12.80
14.91
FY2017
FY2018
FY2019



15%
23%
62%
Automation product and software
Equipment and accessories
Oilfield environmental protection



**30%**
Growth rate

**+41%**
FY 18

**+21%**
FY 19

**$9.26M**
Automation product and software

**$3.49M**
Equipment and accessories

**$2.16M**
Oilfield environmental protection

# Revenue Structure


Revenue
($ million)
10.00
8.00
6.00
4.00
2.00
0.00
2.77
9.26
9.31
3.49
0.26
2.16
Automation product and software
Equipment and accessories
Oilfield environmental protection
2018
2019


2018
2%
22%
76%
2019
15%
23%
62%
Automation product and software
Equipment and accessories
Oilfield environmental protection

Automation product and software

Increase

**6.49M 235%**

Oilfield environmental protection

Increase

**1.91M 743%**

Total Revenue

Increase

**2.57M 21%**

# Profitability


Gross Profit
($ million)
2.50
2.00
1.50
1.00
0.50
0.00
0.28
2.07
0.27
1.30
0.05
0.98
Automation product and software
Equipment and accessories
Oilfield environmental protection
2018
2019


Margin
50.00%
40.00%
30.00%
20.00%
10.00%
0.00%
10.30%
22.40%
2.90%
37.20%
20%
45.30%
Automation product and software
Equipment and accessories
Oilfield environmental protection
2018
2019

Automation product and software

Increase

**1.79M** (in gross profit) **12.1%** (in margin)

Equipment and accessories

Increase

**1.03M** (in gross profit) **34.3%** (in margin)

Oilfield environmental protection

Increase

**0.93M** (in gross profit) **25.3%** (in margin)

# Growth Strategy

### Seeking for Cooperation

Actively seeking global cooperation and new opportunities in other industries such as solar energy and Industrial Internet

### Increase Earning Capability

Continually improve high-margin business and integrated across upstream and downstream markets in the oil industry to increase our earning capability



### Leverage Our Advantage

Providing high-quality products and services in oilfields in which we have a geographical advantage

### Enhance ESG Strategy

As we continuously developing in the environmental protection sector, we will also increase our social impact and enhance corporate governance

# New Business – Future Gas Station




AWD

## Oil Product Market in Consumer Energy

110,000
Gas Stations

300M
Car Owners

$450B
Annual Transaction Of Oil Products

## Market Situation

more than
49%
Cash Payment

less than
5%
Digital Operation

# Future Gas Station - Data service providers for consumer energy



### DT Refuel APP

Improve refueling experience, and get car owners' data

### DTFace - User Portrait System

Describe owner behavior and preferences based on accumulated data

### Smart Coupons Distribute System

Customize marketing strategy according to user portraits

### DT3S – Comprehensive Visualization Platform

Customize digital operation based on gas stations' scenario

### Employee Incentive Platform

Increase motivation through the visual incentive policies data platform

# Business Model – Data Services Start with Refueling

DT

**Recent** — **Oil Product Transaction Services**

- **0.3-0.4%** Transaction Fee from Gas Station
- **0.05-0.15%** Transaction Fee from Online Platform

**Interim** — **+ Extended Value-Added Services**

Steadily Recent Income
+
Other Gas Station Product and Membership **Value-Added Services**

**Long-term** — **+ Industry Chain Data Services**

Steadily Interim Income
+
**Advanced Data Services** for the Industry Chain

# DTFace - User Portrait System



昵 称:
性 别: 未填
年 龄:
手机号: 136****3925
用户ID: 270359169167659008
车 牌: 浙AT3467
车 型:
总次数: 444
来 源: APP注册 / 近江加油站 / 5...
首次使用: 2018-01-16
末次使用: 2019-09-24
身份: 运营司机
用户画像
直观数据评分图
流失
休眠
告警
稳定
新用户
客单价
购买力
优惠
时间
地点
周期
运营司机
加油周期: 1天
空档期: 1天
加油站: 近江加油站,下沙加油站,...
油品订单: 444笔
油品号: 92#,95#
总金额: 63,750.55元
客单价: 143.58元
优惠券: 210张
核销率: 100%
核销金额: 1,880.28元
购物订单: 432笔
总金额: 10,924.30元
客单价: 25.29元
优惠券: 487张
核销率: 89%
核销金额: 2,300.00元

# Smart Coupons Distribute System


车 牌: 浙A13467
车 型:
总次数: 444
来 源: APP注册 / 近江加油站 / 568-张...
首次使用: 2018-01-16
末次使用: 2019-09-24
身份: 运营司机
稳定
新用户
地点
优惠
时间
运营司机
加油周期: 1天
空档期: 1天
加油站: 近江加油站,下沙加油站,石桥...
油品订单: 444笔
油品号: 92#,95#
总金额: 63,750.55元
客单价: 143.58元
优惠券: 210张
核销率: 100%
核销金额: 1,880.28元
购物订单: 432笔
总金额: 10,924.30元
客单价: 25.29元
优惠券: 487张
核销率: 89%
核销金额: 2,300.00元
流失
休眠
告警
稳定
新用户
状态: 稳定用户
加油时间: 2019-09-11
次数: 1
金额: 120.00
优惠券: 1
油站: 近江加油站
2018-01-16
2018-03-17
2018-05-16
2018-07-15
2018-09-13
2018-11-12
2019-01-11
2019-03-12
2019-05-11
2019-09-11

# DT3S – Comprehensive Visualization Platform


今日油站销量
油品销售
优惠券
订单数
314,477
111
1,468
交易明细
今日订单分时统计
油品销售统计
营销支出占比
员工上月销售排行
姓名
积分
销售金额
48291 15,200.00
47675 16,370.00
47030 16,077.00
46457 15,976.50
44844 15,328.00
油站用户数
40,492
今日新增
322
客单价
215.21
用户状态趋势
状态
年龄
性别

# Key Statistics

**GMV**
($ million)



120.00
100.00
80.00
60.00
40.00
20.00
0.00
17.28
9.96
30.25
31.49
21.58
42.41
95.26
18Q1
18Q2
18Q3
18Q4
19Q1
19Q2
19Q3

**486**
Gas Stations

**14**
Cities

**$300M**
Total Transactions

**3.1M**
Users

**10.2%**
Monthly Growth Rate

**44.8%**
Repurchase Rate

# Three-year Plan

| 2020 | 2021 | 2022 |
|---|---|---|
| **3000** Gas stations | **10000** Gas stations | **20000** Gas stations |
| Annual transaction **$1.5B** (1.5k/day/station) | Annual transaction **$10B** (3k/day/station) | Annual transaction **$30B** (4.5k/day/station) |
| Service income **$4.5M** (transaction*0.3%) | Service income **$30M** (transaction*0.3%) | Service income **$90M** (transaction*0.3%) |

- Above only include oil product service, exclude other value-added data services and extended services

Recon
www.recon.cn



# THANKS!

**IR Contact**

Dragon Gate Investment Partners LLC
Tel: +1 (646) 801-2803
Email: RCON@dgipl.com